AMENDMENT #

SECURI 10030694 ION

ANN ... ...RT

FORM X-17A-5 (A)
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66791

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Down Corporate Finance, LP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

plante moran

Plante & Moran, PLLC
Suite 200
537 E. Pete Rose Way
Cincinnati, OH 45202-3578
Tel: 513.595.8800
Fax: 513.595.8806
plantemoran.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SEC
Mail Processing
Section
MAR 02 2010
Washington, DC
107

To the Partners
Schneider Downs Corporate Finance, LP:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Form SIPC-7T, Transitional Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Schneider Downs Corporate Finance, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and, solely to assist you and the other specified parties in evaluating Schneider Downs Corporate Finance, LP's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Schneider Downs Corporate Finance, LP's management is responsible for the Schneider Downs Corporate Finance, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries that consists of their check register noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less March 31, 2009 year-to-date amounts per the March 31, 2009 Focus report filing and agreed with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

To the Partners
Schneider Downs Corporate Finance, LP:

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 22, 2010

plante moran